Mail Stop 3720

March 22, 2007

Mr. Trond Ø. Westlie
Chief Financial Officer
Telenor ASA
Snarøyveien 30
N-1331 Fornebu
Norway

       RE: **Telenor ASA**
              Form 20-F for the Year ended December 31, 2005
              Filed April 6, 2006
              File No. 000-31054

Dear Mr. Westlie:

      We have reviewed your supplemental response letter dated January 19, 2007 as well as your filing and have the following comments. As noted in our comment letter dated December 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note your response to comment 8; however, we do not understand why you did not record the loss of NOK 175 million in your 2005 US GAAP financial statements. In your response you represented to us that you determined "we will not use services under the Mobile Sweden MVNO contract." We note you made a similar statement in your disclosure on page F-121. It appears, in this circumstance, a liability should have been recognized under US GAAP pursuant to the guidance in paragraph 16 of SFAS No. 146. We also refer you to Example 4 in paragraph A11 of SFAS 146 for additional guidance.

2.   We note in your response to comment 11 that the nature of the reportable segments under IFRS and US GAAP are the same; however, your segment financial information was prepared in accordance with IFRS (on pages F-30 to F-35) rather than US GAAP. Pursuant to Item 18 of Form 20-F, you are required to present your segment financial information within Note 38 in accordance with US GAAP. Please confirm that you will provide such information in future filings.

Revenue Recognition and Measurement, page F-12

3.   We note your disclosures that "[r]evenues from sale of customer equipment are normally recognized when products are delivered to customers". In this regard, disclose how you account for the loss on the sale of handsets under both IFRS and US GAAP. Tell us whether you believe that the sale of the handset is an integral part of your business, and therefore held as inventory. If held as inventory, tell us how you considered paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value. Unless it is concluded, after carefully analysis and considering market condition and competitor price, that it is probable that an entity has the current ability to sell the handset at above cost, it is not clear to us why it would be appropriate to postpone the recognition of the loss until the date of the sale of the handset.

Note 38. United States Generally Accepted Accounting Principles (US GAAP), page F-107

4.   We note that you presented the expenses in your income statement based upon nature under IFRS on page F-4. Please expand your US GAAP reconciliation footnote to provide income statement information to comply with Rule 5-03 of Regulation S-X. Item 17(b) of Form 20-F states that "The financial statements shall disclose an information content substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X." Item 18(b) of Form 20-F states that you must disclose "all other information required by U.S. generally accepted accounting principles and Regulation S-X". Therefore, we believe that this requirement includes compliance with Rule 5-03 of Regulation S-X, which specifies that the income statement should be presented using a functional format. Please revise your presentation in future filings.

General

5.   We note that your website lists Iran as one of the countries for which you provide a direct route for your global voice services. We also note media reports that your subsidiary Kyivstar signed an agreement to launch roaming cellular service in Cuba and in Sudan and entered into an agreement with a Syrian company. These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and controls. Please describe your current, past and anticipated operations in and contacts with these countries, whether directly or through subsidiaries or other indirect arrangements, and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk to your security holders.

6.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania's General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

*   *   *   *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director